UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13G/A
                                    (Amended)

                    Under the Securities Exchange Act of 1934

                           Titan Pharmaceuticals, Inc.

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                            (CUSIP Number: 888314101)

                                February 8, 2000
                       Date of event which requires filing

Check the appropriate box to designate the rule pursuant to which the schedule is filed:

                                |_| Rule 13d-1(b)
                                |x| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filled for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).

-------------------                                            -----------------
CUSIP No. 888314101                   13G                      Page 2 of 4 Pages
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      1       NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Lindsay A. Rosenwald, M.D.
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                         (b) |_|
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      3       SEC USE ONLY

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      4       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
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              5     SOLE VOTING POWER

  NUMBER OF         541,980
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  6     SHARED VOTING POWER
  OWNED BY
    EACH            967,314(1)
  REPORTING   ------------------------------------------------------------------
   PERSON     7     SOLE DISPOSITIVE POWER
    WITH
                    541,980
              ------------------------------------------------------------------
              8     SHARED DISPOSITIVE POWER

                    967,314
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      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,509,294(2)
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     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
              SHARES*                                                        |_|

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     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.6%
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     12       TYPE OF REPORTING PERSON*

              IN
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(1) Includes 45,042 shares of common stock held by June Street Corporation and
45,042 shares of common stock held by Huntington Street Corporation. Dr. Rosenwald is the sole proprietor of each of June Street Corporation and Huntington Street Corporation. Also includes 580,853 shares of Common Stock owned by the Aries Master Fund, 253,621 Shares of Common Stock owned by the Aries Domestic Fund, L.P., and 42,756 Shares of stock owned by Aries Domestic II, L.P. See 2(a) for further explanation.

(2) Does not inlcude shares of common stock owned by Dr. Rosenwald's wife and Dr. Rosenwald's children's trusts. Dr. Rosenwald disclaims beneficial ownership with regard to such shares of common stock.

ITEM 1(a).  NAME OF ISSUER:

            Titan Pharmaceuticals, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            400 Oyster Point Blvd., Suite 505, San Francisco, CA 94080

ITEM 2(a)   NAME OF PERSON FILING:

            This statement is filed on behalf of Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald").

            Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole stockholder of Paramount Capital Asset Management, Inc.("Paramount Capital"), a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner to each of Aries Domestic Fund, L.P.("Aries Domestic"), and Aries Domestic II, L.P. ("Aries II") limited partnerships incorporated in Delaware. Paramount Capital is the Investment Manager to The Aries Master Fund ("Aries Fund"), a Cayman Islands exempted company. June Street Corp.("June Street") and Huntington Street Corp.("Huntington Street") are Deleware corporations of which Dr. Rosenwald is sole stockholder.

            Dr. Rosenwald, Paramount Capital, Aries Domestic,Aries II, Aries Fund, June Street, and Huntington Street and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Paramount Capital's, Aries Domestic's, Aries II's, June Street, Huntington Street, and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Fund is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

ITEM 2(c).  CITIZENSHIP:

            Dr. Rosenwald is a citizen of the United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $0.01 per share.

ITEM 2(e).  CUSIP NUMBER: 888314101

ITEM 3.     |x| CHECK THIS BOX IF THIS STATEMENT IS FILED PURSUANT TO RULE
                13d-1(c)

ITEM 4.     OWNERSHIP

            For information concerning the ownership of Common Stock of the Company by the Reporting Persons, see Items 5 through 9 and 11 of the cover pages to this schedule 13G and footnotes thereto.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable


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

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in a transaction having that purpose and effect.

                                   SIGNATURES

Today, February 8, 2000, after reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


New York, NY                               By /s/ Lindsay A. Rosenwald
                                              ----------------------------------
                                           Name: Lindsay A. Rosenwald, M.D.


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